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                              October 19, 2022

       Vikram Grover
       Chief Executive Officer
       Himalaya Technologies, Inc.
       1 E. Erie St., Ste. 525, Unit #2420
       Chicago, IL 60611

                                                        Re: Himalaya
Technologies, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed October 6,
2022
                                                            File No. 024-11980

       Dear Vikram Grover:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2022 letter.

       Amendment No. 2 to Form 1-A Offering Statement

       Cover Page

   1. We note that you are offering a maximum of 1,500,000,000 shares of your common stock, at an offering price of
$0.002 per share. We also note that page ii states that the offering price is $.004; page 38
states that 750,000,000 shares are being offering at a price of
                                                        $.004; page 40 reflects
that 750,000,000 shares are being offered; and your revised
                                                        legality opinion states
an offering price of $.004 per share. Please revise relevant portions of your offering
statement and file an updated legality opinion to reconcile these disclosures.
 Vikram Grover
FirstName LastNameVikram
Himalaya Technologies, Inc. Grover
Comapany
October 19,NameHimalaya
            2022          Technologies, Inc.
October
Page 2 19, 2022 Page 2
FirstName LastName
      You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation
cc:      Milan Saha, Esq.